Att 3-25-04

04017499

ES
...E COMMISSION
20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 7 2004 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harrison Trading Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 South LaSalle Street, 2nd Floor
(No. and Street)

Chicago, (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Gerrard 312-327-4100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name - *if individual, state last, first, middle name*)

650 Dundee Road, Suite 250 (Address) Northbrook, (City) IL (State) 60062 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas A. Gerrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harrison Trading Group, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

OFFICIAL SEAL
ELIZABETH SUJEWICZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/29/07

Signature

CEO
Title

Elizabeth Sujewicz
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Harrison Trading Group, LLC

We have audited the accompanying statement of financial condition of Harrison Trading Group, LLC, as of December 31, 2003, and the related statements of income, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Harrison Trading Group, LLC, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
February 6, 2004

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Harrison Trading Group, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$ 2,299,499
Securities owned, at market value	6,175,846,478
Due from clearing organizations	28,040,334
Deposit with clearing organization	500,000
Note receivable - employee	400,000
Property and equipment, net	362,368
Exchange memberships, at cost (market $1,858,000)	1,778,500
Other	70,987
Total assets	$ 6,209,298,166

LIABILITIES AND MEMBERS' CAPITAL

Note payable - bank	$ 139,732
Interest and dividends payable, net	164,872
Securities sold, but not yet purchased, at market value	6,194,656,257
Accounts payable and accrued expenses	705,518
Total liabilities	6,195,666,379
Members' capital	13,631,787
	$ 6,209,298,166

The accompanying notes are an integral part of this statement.

Harrison Trading Group, LLC
STATEMENT OF INCOME
Year ended December 31, 2003

Revenues and income	
Net investment income	$ 20,914,772
Gain on sale of exchange membership	235,000
	21,149,772
Expenses	
Depreciation	182,998
Equipment repairs	136,601
Exchange fees	114,829
Insurance	287,747
Membership fees	625,098
Office expense	283,614
Other operating expenses	384,571
Professional and consulting fees	257,821
Quotation fees	1,195,432
Rent	254,339
Salaries	3,806,383
Telephone	115,678
	7,645,111
NET INCOME	$ 13,504,661

The accompanying notes are an integral part of this statement.

Harrison Trading Group, LLC
STATEMENT OF MEMBERS' CAPITAL
Year ended December 31, 2003

Members' capital, beginning of year	$	4,381,213
Members' capital contributions		17,149,870
Members' distributions		(21,403,957)
Net income for the year		13,504,661
Members' capital, end of year	$	13,631,787

The accompanying notes are an integral part of this statement.

Harrison Trading Group, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 13,504,661
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	182,998
Gain on sale of exchange membership	(235,000)
(Increase) decrease in	
Securities owned	(5,604,049,475)
Due from clearing organizations	41,718,697
Interest, dividends, and short stock rebate receivables	54,641
Deposit with clearing organization	(250,000)
Other assets	1,290
Increase in	
Interest and dividends payable	164,872
Securities sold, but not yet purchased	5,561,017,251
Accounts payable and accrued expenses	87,678
Net cash provided by operating activities	12,197,613
Cash flows from investing activities	
Proceeds from sale of exchange membership	1,030,000
Purchases of property and equipment	(220,540)
Net cash provided by investing activities	809,460
Cash flows from financing activities	
Members' capital contributions received	10,617,627
Members' distributions paid	(21,403,957)
Payments on note payable - bank	(48,598)
Payments on obligations under capital lease	(34,662)
Net cash used in financing activities	(10,869,590)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,137,483
Cash and cash equivalents, beginning of year	162,016
Cash and cash equivalents, end of year	$ 2,299,499

(Continued)

The accompanying notes are an integral part of this statement.

Harrison Trading Group, LLC
STATEMENT OF CASH FLOWS (Continued)
Year ended December 31, 2003

Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	147,000

NON-CASH TRANSACTIONS:

The Company received contributions of the following capital from certain of its members:

Assets contributed		
Securities owned	$	368,031,588
Amounts due from clearing organization		55,598,840
Property and equipment		161,723
Exchange memberships		2,120,000
Liabilities assumed		
Securities sold, but not yet purchased		(418,966,204)
Accounts payable and accrued expenses		(413,704)
	$	6,532,243

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Harrison Trading Group, LLC (formerly known as Alpart Trading, L.P.) (the Company) is a proprietary trading firm employing numerous strategies, including options and futures market-making and position trading and market-neutral, risk and statistical arbitrage. Trading takes place on the floors of various exchanges, as well as through both brokers and electronic direct-trading platforms. Instruments traded include equities, index options, futures and options. The respective profits and losses from these activities are directly allocated to specific members.

2. Revenue Recognition

The Company recognizes commission revenue at the settlement date. Trading gains and losses are specifically allocated to individual members' capital accounts and are included in the statement of income (net investment income) in these financial statements.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

4. Exchange Memberships

Exchange memberships are recorded at cost or, if an other than a temporary impairment in value has occurred, at a value that reflects management's estimate of the value, net of any impairment.

5. Securities Transactions and Financial Instruments

Securities owned and securities sold, but not yet purchased are carried at market value based on quoted prices at the date of the financial statements. All gains or losses are recognized in income currently (net investment income).

Derivative financial instruments used for trading purposes, including, if applicable, economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Securities Transactions and Financial Instruments (Continued)

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate (see Note B). Open equity in futures transactions are recorded as due from or due to clearing organizations, as applicable.

6. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets as follows:

Leasehold improvements	39 years
Furniture and office equipment	5 - 7 years
Computer equipment	3 years

7. Income Taxes

The Company, with the consent of its members, has elected to be a Limited Liability Company. Accordingly, trading gains and operating net income are specifically allocated and taxed to individual members.

8. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and securities sold, but not yet purchased consisted of trading and investment securities at market value, as follows:

	Owned	Sold, But Not Yet Purchased
Corporate stock	$ 5,777,363,461	$ 5,786,534,176
Options and warrants	398,483,017	396,175,512
Futures contracts	-	11,946,569
	$ 6,175,846,478	$ 6,194,656,257

NOTE C - DUE FROM CLEARING ORGANIZATIONS

The amount due from clearing organizations is a net result of both deposits made to the organization by the Company, proceeds from closed long investment transactions and liabilities from closed short investment transactions. Related interest is at a variable rate. Net interest expense approximated $142,000 and is included in net investment income in the statement of income.

NOTE D - NOTE RECEIVABLE - EMPLOYEE

Note receivable - employee consists of a $400,000 uncollateralized demand note receivable from one of the Company's employees, with interest at 5%. Total interest income relating to this note was $20,000 in 2003, and is included in net investment income in the statement of income.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following:

Leasehold improvements	$ 37,609
Furniture and office equipment	129,127
Computer equipment	815,816
	982,552
Less accumulated depreciation	620,184
	$ 362,368

NOTE F - NOTE PAYABLE - BANK

The Company has a note payable to a bank that is due on demand and collateralized by an exchange membership. Interest is payable monthly at 4.5%. The outstanding balance at December 31, 2003 amounted to $139,732.

NOTE G - MINIMUM CAPITAL REQUIREMENTS

As a broker-dealer in securities, the Company is subject to minimum capital requirements adopted by the Securities and Exchange Commission (SEC). As of December 31, 2003, adjusted net capital, as defined, amounted to $5,634,669. This amount exceeded the minimum required under the regulations of the Exchange by $5,534,669.

NOTE H - COMMITMENT

The Company leases office space from an entity owned, in part, by one of the Company's members. Monthly payments approximate $19,000 through February, 2011. In addition to the base rent, the Company is responsible for its proportionate share of real estate taxes, insurance, and other common area maintenance charges. The future minimum payments under the non-cancelable lease subsequent to December 31, 2003 are as follows:

Year ending December 31,	Amount
2004	$ 228,000
2005	228,000
2006	228,000
2007	228,000
2008	228,000
Thereafter	494,000
	$ 1,634,000

Rent expense amounted to $254,339 in 2003.

NOTE I - OFF BALANCE SHEET RISKS AND UNCERTAINTIES

1. Financial Instruments with Off-Balance Sheet Risk

Securities owned and securities sold, but not yet purchased are subject to market risks, which are substantially dependent upon the value of the underlying financial instruments and are affected by market forces such as volatility.

In addition, the market values of derivative financial instruments held on December 31, 2003 are as follows:

	Assets	Liabilities
Options and futures contracts	$ 398,483,017	$ 408,122,081

The Company also has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

2. Concentrations of Credit Risk

The Company maintains cash balances in two financial institutions located in Illinois. These balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured cash balances approximated $2,228,000 at December 31, 2003. Deposits with clearing organizations and all securities are uninsured by the FDIC.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include clearing organizations and banks. In the event counterparties do not fulfill their credit obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTAL INFORMATION

Harrison Trading Group, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Total assets	$ 6,209,298,166
Less non-allowable assets	(2,621,855)
Less commodity futures contracts and spot commodities proprietary capital charges	(649,339)
Adjusted current assets	6,206,026,972
Total liabilities	6,195,666,379
Net capital	10,360,593
Less haircuts on securities, including undue concentration	4,725,924
Adjusted net capital	5,634,669
Minimum adjusted net capital (greater of 6 2/3 % of aggregate indebtedness or $100,000)	100,000
Net surplus	$ 5,534,669
Aggregate indebtedness	
Note payable - bank	$ 139,732
Interest and dividends payable	164,872
Accounts payable and accrued expenses	705,518
Total aggregate indebtedness	$ 1,010,122
Ratio:	
Aggregate indebtedness to adjusted net capital	0.179

NOTE: There is no difference between the Company's computation of net capital per the December 31, 2003 amended FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Harrison Trading Group, LLC

In planning and performing our audit of the financial statements of Harrison Trading Group, LLC for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Harrison Trading Group, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

MILLER, COOPER & CO., LTD.

Miller Cooper & Co. Ltd.
Certified Public Accountants

Northbrook, Illinois
February 6, 2004